October 4, 2011

VIA EDGAR

Mr. Hugh West

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SEC Comment Letter September 27, 2011 regarding Virginia Commerce Bancorp, Inc.

Form 10-K for the fiscal year ended December 31, 2010 filed March 16, 2011

Form 10-Q for the quarterly period ended June 30, 2011 filed August 8, 2011

File No. 0-28635

Dear Mr. West:

As requested, we are responding to the comments included in your letter to us dated September 27, 2011. For your reference, we have included each of your comments in this letter in italics followed by our response to the comment.

For purposes of this letter, the “Company” refers to Virginia Commerce Bancorp, Inc. and its consolidated subsidiaries.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements

Consolidated Balance Sheets, page 3

1.	Please revise your future filings to disaggregate your available-for-sale and held-to-maturity securities. Refer to ASC 320-10-45.

The Company acknowledges the Commission’s comment and in its future filings will disaggregate its available-for-sale and held-to-maturity securities on its consolidated balance sheets.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Presentation, page 25

2.	Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of the provision

United States Securities and Exchange Commission

for loan losses from net income to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word “core” in its entirety in the title.

The Company acknowledges the Commission’s comment. In future filings, the non-GAAP measure previously described as “Core Operating Earnings” will be described as “Adjusted Operating Earnings.” The Company will also update its disclosure accompanying this non-GAAP measure as appropriate.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In you have any additional questions or comments you may reach me at (703) 633-6120, extension 116.

Yours very truly,

/s/ Wilmer L. Tinley, Jr.

Wilmer L. Tinley, Jr. Interim Chief Financial Officer
Virginia Commerce Bancorp, Inc.